

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

August 24, 2006

Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, California 91108

> **Re:** **China Healthcare Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2006**
> **File No. 333-135705**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $60,000,000. Please tell us the factors you considered when determining that you might need $55,050,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. We may have further comment.

2. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3. We note the disclosure throughout your registration statement that the initial per unit liquidation price for shareholders will be $5.64, or 94% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the possibility that the amount in the trust account will be subject to costs, debts, expenses, liabilities and creditor claims of the company, and the lack of assurance that certain officers and directors will be able to satisfy their indemnification obligations, as is also disclosed.

4. Throughout your registration statement, and to the extent not already cited, please provide the bases for all statistics provided in your disclosure including statements regarding China's economy and demographics.

5. In an appropriate place in the document, please describe the duties of the special advisors.

6. In various places in the prospectus, reference is made and significant detail is provided as to the business and operations of Searainbow Holdings. In as much as this entity is neither the registrant nor a principal or affiliate in this offering, please remove all superfluous references and disclosure regarding this entity.

7. Add disclosure in an appropriate place in the prospectus to address how the management purchase option will work. For example, describe how the option will be exercised, who may exercise it, how the option will be allocated among the members of management and how such delegation was determined, etc. We may have further comment.

Prospectus Cover Page

The Offering, page 3

Redemption, page 4

8.   Please discuss whether the underwriters have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

Summary financial data, page 9

9.   We note that concurrent with the closing of this offering you will be issuing a management purchase option for which you will be required to record a charge to earnings of approximately $8.2 million (as discussed in the last paragraph on page F-9). Considering this, please revise to include historical and as adjusted data for your statement of operations for the period from June 7, 2006 (date of inception) through June 15, 2006. Refer to Item 301 of Regulation S-K.

Risk Factors, page 10

10. In the eighth risk factor on page 13, and elsewhere in the prospectus as applicable, include additional disclosure to discuss what the company intends to do in the event that the assets outside of the trust account are not sufficient to cover the costs and expenses of a liquidation of the company.

11. With reference to risk factor 16 on page 16, please tell us whether any of your officers, directors or special advisors have been affiliated with any blank check companies.

12. In risk factor 23 on page 19, please disclose the number of blank check companies that are seeking to acquire a business in China.

13. In risk factor 34 on page 22, "[i]f we are deemed to be an investment company …," please expand the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

Use of Proceeds, page 26

14. Please include those expenses that will be paid from interest earned on the trust and revise the subheading to indicate the interest. You may want to include a footnote that discloses the maximum amount of interest earned that may be disbursed to the company.

15.   Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. Please clearly disclose throughout the prospectus whether public stockholders seeking conversion would be entitled to receive any interest earned on their portion of the trust. The company may want to consider adding a risk factor regarding the public stockholders' rights to the interest in light of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

16.   Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees.

17.   Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company's search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence.

Capitalization, page 31

18.   Considering comment 9 above, please revise your table to include the impact of the accounting treatment for the management purchase option.

Management's discussion and analysis of financial condition and results of operations, page 32

General

19.   Considering our comments above regarding the management purchase option, please revise to discuss your accounting treatment for the management purchase option and the impact that this issuance will have on your future operations. Refer to Item 303 of Regulation S-K.

Proposed Business, page 34

20.   Please confirm that all risks identified in this section are included in the risk factor section.

Effecting a business combination, page 36

Liquidation if no business combination, page 40

21.   We note the statements on page 40 and elsewhere in the prospectus that "we will
        distribute to all of our public stockholders, in proportion to their respective equity
        interest, an aggregate sum equal to the amount in the trust account….." Contrast this
        statement with the disclosure on page 41 and elsewhere in the prospectus that "[u]nder
        Delaware law, creditors of a corporation have a superior right to stockholders in the
        distribution of assets upon dissolution." Please revise the disclosure throughout the
        prospectus to be consistent with the disclosure on page 41 to the effect that creditor
        claims are required to be provided for prior to any distribution to the stockholders from
        the trust account.

Sources of target businesses, page 37

22.   We note that you will not pay any of your existing officers, directors, stockholders, or
        their affiliates any finder's fee or other compensation for services in connection with the
        business combination. Please disclose if these persons could receive such compensation
        from the target company and whether payment of finder's fee or consulting fee to these
        persons will be a criterion in the selection process of an acquisition candidate. In
        addition, please describe any policy prohibiting your management's pursuit of such fees
        or reimbursements from the acquisition target company. If you do not have such a
        policy, please explicitly state so and consider including an appropriate risk factor.

Comparisons to offerings of blank check companies, page 44

23.   In the table, please include a discussion that compares the terms of the offering with the
        terms under Rule 419 with respect to the shareholders' right to receive interest earned
        from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and
        interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of
        the securities." It appears that the shareholders' right to the interest income from the
        trust is a separate issue from "Release of funds." Please revise accordingly. Also revise
        the risk factor section as appropriate.

Management, page 47

Directors, Executive Officers and Special Advisors, page 47

24.   On page 47, provide the basis for the statement that "[M]r. Kang was one of the 100 entrepreneurs of China's annual IT industry and one of the ten leaders of China's medical industry." We may have further comment.

25.   Please provide the dates of employment for Ron Harrod.

26.   Please disclose whether any of your officers, directors or special advisors have been affiliated with any blank check companies in the past.

Underwriting, page 60

27.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial statements

Notes to Financial Statements

Note C - Proposed offering, F-8

28.   Given that the offer and sale of the warrants and the securities underlying the warrants (including the warrants and the underlying securities in the UPO, and the management purchase option to purchase 2,500,000 units) are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-

cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table, page 31 and the summary financial data, as adjusted page 9. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

29.   Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

Part II – Information Not Required in Prospectus

Item 13 – Other Expenses of Issuance and Distribution, page II-1

30.   Please add the footnotes to the table. They appear to be missing.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Elizabeth Hughes, Esq.
        Fax (703) 821-8949